Exhibit 99.1

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 22, 2025

The Annual General Meeting of Shareholders of Scinai Immunotherapeutics Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel on December 22, 2025, at 11:00 a.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To approve the re-election of Mr. Mark Germain to the Board of Directors, to serve until the third annual meeting after the Meeting.

2.	To approve an amendment to the Company’s Articles of Association to increase the number of authorized Ordinary Shares.

3.	To approve a grant of 60,000 restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as a long-term incentive award reflecting his performance since the last equity award grant.

4.

To approve a grant of options to purchase American Depositary Shares (“ADSs”) to Mr. Mark Germain, Mr. Adi Raviv, Dr. Yael Margolin, Mr. Samuel Moed and Mr. Jay Green, directors of the Company, in recognition of their continued service and contribution to the Company since the last equity award grant.

5.

To approve a grant of options to Prof. Avner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures.

6.

To approve the acceleration of vesting of options to purchase 810 ADSs held by each of Prof. Aner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures.

7.	To approve a grant of ADSs to Dr. Tamar Ben-Yedidia in consideration for her years of service as an officer of the Company

8.	To approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors, as the Company’s auditors for the year 2025 and for an additional period until the next annual meeting.

In addition, holders of ADSs at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2024.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ADSs evidenced by American Depositary Receipts issued by The Bank of New York Mellon, each representing 4,000 ordinary shares, no par value per share, at the close of business on November 13, 2025, shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals, as specified in the attached proxy materials.

Whether or not you plan to attend the Meeting, it is important that your ADSs be represented. Accordingly, you are kindly requested to complete, date, sign and mail your proxy at your earliest convenience. Execution of a proxy will not in any way affect an ADS holder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies to The Bank of New York Mellon by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.scinai.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

November 13, 2025

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 22, 2025

This Proxy Statement is furnished to the holders of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), each representing 4,000 ordinary shares, no par value per share (the “Ordinary Shares”), of Scinai Immunotherapeutics Ltd. (the “Company” or “Scinai”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on December 22, 2025, at 11:00 a.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Mr. Mark Germain to the Board of Directors, to serve until the third annual meeting after the Meeting.

2.	To approve an amendment to the Company’s Articles of Association (the “Articles”) to increase the number of authorized Ordinary Shares.

3.	To approve a grant of 60,000 restricted share units to Amir Reichman, the Company’s Chief Executive Officer, as a long-term incentive award reflecting his performance since the last equity award grant.

4.	To approve a grant of options to purchase ADSs to Mr. Mark Germain, Mr. Adi Raviv, Dr. Yael Margolin, Mr. Samuel Moed and Mr. Jay Green, directors of the Company, in recognition of their continued service and contribution to the Company since the last equity award grant.

5.	To approve a grant of options to Prof. Avner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures.

6.	To approve the acceleration of vesting of options to purchase 810 ADSs held by each of Prof. Aner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company in light of their voluntary agreement to step down from the Board as part of the Company’s cost-cutting measures.

7.	To approve a grant of ADSs to Dr. Tamar Ben-Yedidia in consideration for her years of service as an officer of the Company

8.	To approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors, as the Company’s auditors for the year 2025 and for an additional period until the next annual meeting.

In addition, ADS holders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2024.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only holders of record of ADSs at the close of business on November 13, 2025 shall be entitled to receive notice of and to vote at the Meeting. At the close of business on November 12, 2025, the Company had outstanding 3,468,225 ADSs, representing 13,872,899,584 Ordinary Shares entitled to vote on each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, ADS holders may vote at the Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market (“Nasdaq”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR” vote. ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy card to ADS holders on or about November 17, 2025. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs.

This Proxy Statement and the accompanying proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law, 5759-1999 (the “Companies Law”).

Quorum and Voting

The quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy, and who hold in the aggregate ten percent (10%) or more of the voting rights of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Meeting will be adjourned to December 29, 2025, at 4:00 p.m. (Israel Time) at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of each of Proposals 1, 4 and 8 requires the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposal 2 requires an affirmative vote of at least seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of each of Proposals 3, 5, 6 and 7 requires the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company. The Company is not aware of any controlling shareholders of the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

The foregoing threshold for approval of each of Proposals 3, 5, 6 and 7 is referred to herein as a “Special Majority.”

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote for or against each of Proposals 3, 5, 6 and 7, you should not vote by means of the enclosed proxy card and you should instead contact Uri Ben-Or, our Chief Financial Officer, at uri.benor@scinai.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of each of Proposals 3, 5, 6 and 7 but will not be counted towards or against the Special Majority required for approval of each of Proposals 3, 5, 6 and 7. If you hold your ADS in “street name” (i.e., ADSs that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of any of Proposals 3, 5, 6 or 7, you should contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben-Or, at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than December 11, 2025. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at http://www.sec.gov.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

RE-ELECTION OF MR. MARK GERMAIN AS A DIRECTOR

According to the Articles, the Company’s directors are divided into three classes with staggered three-year terms. The three-year term of service of each class of directors expires at successive annual general meetings, at which time the directors of such class may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing that Mr. Mark Germain be reelected, to serve until the third annual meeting held after the date of his appointment.

Mr. Germain has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The Company is not aware of any reason why each of such director-nominees, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by each of the director-nominees listed above:

Mark Germain, 75, joined the Board in 2018 and has served as the Chairman of our Board of Directors since 2019. Mr. Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions. He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991. In addition to being a director of Scinai, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and served as a director on the board of Pluristem Therapeutics from 2007 through June 2022, including time as Co-Chairman and lead independent director. He is also a co-founder and director of a number of private companies in and outside the biotech field

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Mark Germain be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

AMENDING THE COMPANY’S ARTICLES OF ASSOCIATION TO

INCREASE THE NUMBER OF AUTHORIZED ORDINARY SHARES

At the Meeting, we are proposing to amend our Articles to authorize an increase in the number of authorized Ordinary Shares from the number of Ordinary Share represented by 10 million ADSs (40,000,000,000 Ordinary Shares) to the number of Ordinary Share represented by 25 million ADSs (100,000,000,000 Ordinary Shares). Our Articles also authorize the issuance of 1,000 preferred shares, no par value per share (the “Preferred Shares”), and we are not proposing to increase the number of Preferred Shares.

The purpose of the proposed increase in the number of authorized Ordinary Shares is to ensure that the Company will have sufficient registered share capital available to pursue opportunities in the future without undue delay and expense. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares to raise capital for the Company’s business, to execute potential acquisitions, to grant shares in connection with potential strategic relationships, or to make future grants under the Company’s 2018 Israeli Share Option Plan (the “Plan”). If approved, following the increase all Ordinary Shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by the Company as the ordinary shares currently issuable from our share capital.

As of November 12, 2025, there were 3,468,225 ADSs outstanding representing 13,872,899,584 Ordinary Shares, 364,000 ADSs representing 1,456,000,000 Ordinary Shares reserved for issuance upon conversion of the 364,000 Preferred Shares, 842,778 ADSs representing 3,371,112,096 Ordinary Shares reserved for issuance under outstanding warrants and 434,034 ADSs representing 1,736,137,129 Ordinary Shares reserved for issuance under the Plan underlying outstanding unvested RSUs or unexercised options. Accordingly, as of such date we had 4,890,963 ADSs representing 19,563,851,191 Ordinary Shares available for future issuances.

Our Board is not proposing the increase with the intent of using the newly authorized reserve as an anti-takeover device and has no knowledge of any specific effort to accumulate the Company’s securities or obtain control of the Company. Nevertheless, increasing our authorized share capital could have the effect of allowing our Board to issue new shares in order to prevent or discourage a hostile takeover.

If approved, the first sentence of Article 11 of our Articles would be revised in its entirety to read as follows:

“The Company’s registered share capital consists of (i) 100,000,000,000 Ordinary Shares, no par value (the “Ordinary Shares”), and (ii) 1,000 Preferred Shares, no par value (the “Preferred Shares” and together with the Ordinary Shares, the “Shares”).”

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to increase the number of authorized Ordinary Shares from 40,000,000,000 Ordinary Shares to 100,000,000,000 Ordinary Shares.”

Pursuant to our Articles, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

GRANT OF 60,000 RESTRICTED SHARE UNITS TO AMIR REICHMAN, THE COMPANY’S CHIEF EXECUTIVE OFFICER, AS A LONG-TERM INCENTIVE AWARD REFLECTING HIS PERFORMANCE SINCE THE LAST equity award GRANT

At the Meeting you will be asked to approve a of 60,000 RSUs to Mr. Amir Reichman, our Chief Executive Officer, as a long-term incentive award reflecting his performance since the last equity award grant . If approved, the RSUs will vest in three equal annual installments commencing as of the date of the Meeting, be subject to accelerated vesting and immediately exercisable in the event of a “change of control” and be granted in accordance with the Capital Gains Tax Route of Section 102 of the Israel Income Tax Ordinance [New Version], 1961 and otherwise in accordance with our Plan. For these purposes, a “change of control” means the first to occur of (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company; provided, that in the case of either clauses (i) or (ii) the Company’s shareholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a change of control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group becomes a shareholder that has “control,” as defined in the Companies Law. No grants of equity compensation have been made to Mr. Reichman since August 2024.

The Compensation Committee and the Board believe that in order to align the interests of our CEO with the interests of our shareholders it is important that part of our CEO’s compensation includes long-term equity compensation. These awards link a significant portion of our CEO’s compensation to delivering value to our shareholders and encouraging his retention through long-term vesting periods. The proposed grant of 60,000 RSUs to Mr. Reichman in equity compensation for his service to the Company since the last equity award grant will directly link Mr. Reichman’s performance to delivering value to our shareholders.

The Companies Law generally requires that the compensation of a company’s chief executive officer be approved by the company’s compensation committee, board and shareholders, in that order. In addition, the Companies Law requires such approvals for transactions between a company and its directors regarding their terms of employment in other positions in the company. The Compensation Committee recommended, and the Board approved, the proposed grant of RSUs to Mr. Reichman as Mr. Reichman’s long-term incentive grant award for his performance since the last equity award grant and determined that such compensation is consistent with our Compensation Policy for Executive Officers and Directors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of 60,000 RSUs to Mr. Amir Reichman as Mr. Reichman’s long-term incentive grant award for the period since the last grant on such terms as described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

GRANT OF OPTIONS TO directors of the Company

We are proposing to grant options to purchase ADSs to each of Mr. Mark Germain, Mr. Adi Raviv, Dr. Yael Margolin, Mr. Samuel Moed and Mr. Jay Green, who are all serving as directors of the Company (all such directors, the “Non-Executive Directors”) in recognition of their continued service and contribution to the Company since the last equity award grant. The Compensation Committee and the Board reviewed benchmark data of other Israeli and non-Israeli biopharmaceutical companies of similar size to the Company and believe that the current equity holdings of each of our Non-Executive Directors is below industry standards for companies of similar size in our industry. Accordingly, we are proposing to grant to Mr. Germain, our Chairman of the Board, options to purchase 25,000 RSUs, and to each of Mr. Raviv, Dr. Margolin, Mr. Moed and Mr. Green options to purchase 12,050 ADSs. Providing such grants will help us fulfill our compensation goals of providing incentive equity compensation to our Non-Executive Directors and aligning their long-term interests with those of our shareholders. No grants of equity compensation have been made to the Non-Executive Directors since August 2023..

The terms of the new options are as follows:

●	The exercise price per ADS for the options shall be the higher of (i) the closing price of the Company’s ADSs on October 23, 2025 (the date the Board approved this proposal) and (ii) the closing price of the Company’s ADS on the date of the Meeting; and

●	The options will (i) vest in equal annual installments during a period of three years, commencing one year following the date of shareholder approval, (ii), to the extent the options are vested, they continue to be exercisable during such term unless such director is terminated for cause, (iii) be subject to accelerated vesting and immediately exercisable in the event of a change of control (as defined in Proposal 3 above), and (iv) have a term of ten (10) years following the date of shareholder approval, and which for Israeli grantees will be granted in accordance with the capital gains track of Section 102 of the Israel Income Tax Ordinance, with all other terms as otherwise described in the Plan.

The Companies Law generally requires that the compensation of a company’s directors be approved by the company’s compensation committee, board, and shareholders, in that order. The Compensation Committee recommended, and the Board approved, the proposed grant of new options to our Non-Executive Directors on the terms described above.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of new options to Mr. Mark Germain, chairman of the board of directors, and Mr. Adi Raviv, Dr. Yael Margolin, Mr. Samuel Moed and Mr. Jay Green, directors of the Company, on the terms described in the Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

GRANT OF OPTIONS TO Prof. Avner Rotman and Dr. Morris Laster in consideration for their years of service as directors of the Company

Professor Avner Rotman and Dr. Morris Laster graciously tendered their resignation as directors at the request of Mark Germain, our Chairman of the Board, effective December 31, 2025. The downsizing of our Board of Directors was made in connection with recent measures by management to reduce our overall personnel costs and after consultation with major shareholders.

Professor Rotman has served as a member of our Board of Directors since 2005 and served as the Chairman until 2019, and Dr. Laster has served as a member of our Board of Directors since November 2017, and currently serves on both the Audit Committee and the Compensation Committee. In light of Professor Rotman’s and Dr. Laster’s years of service and contribution to the Company in such capacities and in consideration for their cooperation in agreeing to resign from the Board, the Compensation Committee and Board determined that it is fair and appropriate to provide additional equity compensation to each of Professor Rotman and Dr. Laster in the form of options to purchase ADSs, as had they not voluntary resigned they would have received the same option grants as the rest of the directors. The number and terms of the options would be the same as those proposed for other directors in Proposal 4 except that the grants to Professor Rotman and Dr. Laster would vest immediately.

The terms of the new options are as follows:

●	The exercise price per ADS for the options shall be the higher of (i) the closing price of the Company’s ADSs on October 23, 2025 (the date the Board approved this proposal) or (ii) the closing price of the Company’s ADS on the date of the Meeting; and

●	The options will (i) vest immediately, (ii) continue to be exercisable during the term of the option, (iii) be subject to accelerated vesting and immediately exercisable in the event of a change of control, and (iv) have a term of ten (10) years following the date of shareholder approval, with all other terms as otherwise described in the Plan.

Because the proposed option grants would vest immediately, the proposed grants would not comply with the Company’s Compensation Policy which requires that equity-based awards to directors vest annually over a period of three (3) years. However, the Compensation Committee and Board believe that vesting should not apply to equity awards granted to individuals who voluntarily resign from the Board at the request of the Company and therefore would not be able to satisfy the vesting requirement based on continued service.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of options to each of Professor Avner Rotman and Dr. Morris Laster on the terms described in the Proxy Statement upon the effective date of their respective resignation as a director of the Company.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 6

ACCELERATION OF VESTING of options HELD BY PROFESSOR ANVER ROTMAN AND DR. MORRIS LASTER in consideration for their years of service as directors of the Company

As described above in Proposal 5, Professor Rotman and Dr Laster graciously tendered their resignation as directors at the request of Mark Germain, our Chairman of the Board, effective December 31, 2025. The downsizing of our Board of Directors was made in connection with recent measures by management to reduce our overall personnel costs and after consultation with major shareholders. We are proposing to accelerate the vesting of options to purchase 810 ADSs that were previously granted to each of Professor Rotman and Dr. Laster and would otherwise terminate upon termination of their respective terms as a director of the Company.

Professor Rotman and Dr. Laster each currently holds options to purchase 2,430 ADSs at an exercise price per ADS of $18.10, two-thirds of which have vested to date. Under the terms of the option grants, options to purchase 810 ADS that will not have vested as of the effective date of their respective resignations as a director will terminate.

In light of Professor Rotman’s and Dr. Laster’s years of service and contribution to the Company as described in Proposal 5 and in consideration for their cooperation in agreeing to resign from the Board, the Compensation Committee and Board believe it is fair and appropriate to approve the immediate vesting of options to purchase 810 ADSs that were granted to each of Professor Rotman and Dr. Laster. All other terms and conditions of the grant of such options would remain the same.

Our Compensation Policy provides that the Board may, following approval by the Compensation Committee, extend the period of time for which an award of equity is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any executive officer’s awards. However, no such provision appears in the Compensation Policy with respect to awards made to members of our Board, and therefore the proposed acceleration of options would not be consistent with our Compensation Policy. However, our Compensation Committee and our Board are of the opinion that the proposed changes are reasonable considering Professor Rotman’s and Dr. Laster’s significant contributions to the Company during her service.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the acceleration of vesting of options to purchase 810 ADSs held by each of Professor Avner Rotman and Dr. Morris Laster upon the effective date of their respective resignation as a director of the Company.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE IN FAVOR OF THIS PROPOSAL.

PROPOSAL NO. 7

GRANT OF ADSs TO Dr. Tamar Ben-Yedidia in consideration for her years of service as an officer of the Company

As part of our recent measures to reduce our overall personnel costs, we and Dr. Tamar Ben-Yedidia, who served as our Chief Science Officer since 2004 and was responsible for the pre-clinical and clinical development and trials of the Company, agreed to end Dr. Ben-Yedidia’s employment with us. In light of Dr. Ben-Yedidia’s years of service to the Company in such capacity, the Compensation Committee and Board determined that it is fair and appropriate to provide additional equity compensation in the form of 15,000 ADSs to Dr. Ben-Yedidia. The ADSs will be granted in accordance with the Plan.

Because the proposed ADS grant would not have a vesting period, the proposed grant would not comply with the Company’s Compensation Policy which requires that equity-based awards to directors vest gradually over a period of between three (3) to five (5) years. However, the Compensation Committee and Board believe that vesting should not apply to equity awards granted to individuals who will no longer providing services to the Company and therefore would not be able to satisfy the vesting requirement based on continued service.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of ADSs to Dr. Tamar Ben-Yedidia on the terms described in the Proxy Statement.”

A Special Majority is required for shareholders to approve this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 8

APPOINTMENT OF AUDITORS

Under the Companies Law and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Ziv Haft, certified public accountants in Israel and a member of BDO, as the Company’s auditors for the year ending December 31, 2025, and for an additional period until the next annual meeting of our shareholders. Ziv Haft has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

As part of the Company’s ongoing cost-cutting measures, the Audit Committee recently conducted a process to select a firm with a lower cost structure than the Company’s current independent registered public accounting firm to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and for an additional period until the next annual meeting of our shareholders. The Audit Committee invited a number of firms to participate in this process and following such process the Audit Committee recommended to the Board of Directors that, subject to the approval of the shareholders, the Company appoint Ziv Haft. In conjunction with the selection of Ziv Haft to serve as the Company’s independent registered public accounting firm, and subject to the approval of the Company’s shareholders at the Meeting, the engagement of the Company’s current independent registered public accounting firm, Kesselman & Keselman, a member of PricewaterhouseCoopers International Limited (“PwC”), will conclude at the end of the Meeting.

PwC served as our independent registered public accountants for the years ended December 31, 2023 and 2024. During such period, there were (i) no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements were not resolved to the satisfaction of PwC and which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in their reports on the Company’s consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission on May 7, 2025.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Ziv Haft be, and hereby is, appointed as the auditors of the Company for the year 2025 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the Meeting, but, if any additional matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain, Chairman of the Board
Dated: November 13, 2025